United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

333-105666 Commission File Number 333-105666-01

NISSAN WHOLESALE RECEIVABLES CORPORATION II

AND NISSAN MASTER OWNER TRUST RECEIVABLES

(Exact name of registrant as specified in its charter)

990 West 190th Street, Torrance, California 90502, (310) 719-8369

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

One-month LIBOR plus 0.06% per annum, Series 2003-A Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date: 26*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Wholesale Receivables Corporation II and Nissan Master Owner Trust Receivables has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NISSAN MASTER OWNER TRUST RECEIVABLES

By: Nissan Wholesale Receivables Corporation II as originator of Nissan Master Owner Trust Receivables

Dated: April 28, 2004

By: ___________________________________
Name: Joji Tagawa Title: Treasurer

NISSAN WHOLESALE RECEIVABLES CORPORATION II

By: ___________________________________

Name: Joji Tagawa Title: Treasurer

* Includes each participant in The Depository Trust Company ("DTC") holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.